BEIJING	1625 Eye Street, NW	NEWPORT BEACH
BRUSSELS	Washington, D.C. 20006-4001	NEW YORK
CENTURY CITY		SAN FRANCISCO
HONG KONG	TELEPHONE (202) 383-5300	SHANGHAI
LONDON	FACSIMILE (202) 383-5414	SILICON VALLEY
LOS ANGELES	www.omm.com	TOKYO

June 3, 2008
VIA EDGAR
Daniel F. Duchovny
Special Counsel
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
OUR FILE NUMBER
954,120-061
WRITER’S DIRECT DIAL
(202) 383-5149
WRITER’S E-MAIL ADDRESS
rplesnarski@omm.com

Re:	Yahoo! Inc. Preliminary Proxy Statement on Schedule 14A Filed May 23, 2008 File No. 000-28018
Dear Mr. Duchovny:
          On behalf of Yahoo! Inc. (the “Company”), this letter sets forth the Company’s response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated May 30, 2008 (the “Comment Letter”), regarding the Company’s above-referenced preliminary proxy statement filed on May 23, 2008, pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934 (the “Preliminary Proxy Statement”). For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the Company’s response to such comment.
Preliminary Proxy Statement
1.	Please fill in the blanks in your proxy statement.
Response: The Company acknowledges the need to fill in the blanks prior to filing its definitive proxy statement. The Company is filing concurrently with this letter an amendment to its Preliminary Proxy Statement that includes the additional information it is able to provide at this time. The Company proposes, however, to include the remaining information (such as the date of the proxy statement, expected mailing date, shares outstanding as of the record date and deadline for inclusion of proposals in the Company’s proxy materials for its 2009 annual meeting) only in its

O’Melveny & Myers llp
David F. Duchovny, June 3, 2008 — Page 2
definitive proxy statement, since the Company will determine the relevant dates based, at least in part, on the date on which the definitive proxy statement is first filed with the Commission and the Company will know the number of shares outstanding as of the record date only after the close of business on the record date, which is June 3, 2008.
Cover Page
2.	We note your disclosure that the three shareholder proposals will be voted on “if properly presented at the annual meeting.” Please explain, in an appropriate place in the proxy statement, what is required for each proposal to be properly presented.
Response: The Company has included the requested disclosure in the amendment to its Preliminary Proxy Statement filed concurrently with this letter. (See “Questions and Answers about the Proxy Materials and our 2008 Annual Meeting of Stockholders” at page 2, in response to the question “What proposals will be voted on at the annual meeting?”)
3.	Please revise your disclosure to explain why you “do not believe that election of the Icahn Entities’ nominees to [your] Board of Directors is in the best interests of [your] stockholders.”
Response: In the amendment to the Preliminary Proxy Statement filed concurrently with this letter, the Company has replaced the statement referenced in the comment with the following: “We do not endorse the election of any of the Icahn Entities’ nominees as director.” The Company has also included the following two additional sentences at the beginning of the relevant paragraph:
“Our Board of Directors intends to nominate for election as directors the nine (9) persons named in Proposal No. 1 in the proxy statement accompanying this Notice, each of whom is currently serving as a director of the Company. We believe that Yahoo!’s current Board of Directors has the independence, knowledge and commitment to navigate the Company through the rapidly changing Internet environment and to deliver value for Yahoo! and its stockholders.”
The basis for the Company’s belief as to the independence, knowledge and commitment of the Company’s current directors was previously submitted to the Staff on a supplemental basis in response to its comment letter dated May 20, 2008, regarding the soliciting materials filed by the Company on May 16, 2008, pursuant to Rule 14a-12. (See Letter of Skadden, Arps, Slate, Meagher & Flom LLP, dated May 28, 2008.)
Questions and Answers, page 1
4.	Please provide us supplementally a form of the voter instruction card referred to in this section.

O’Melveny & Myers llp
David F. Duchovny, June 3, 2008 — Page 3
Response: As requested, the forms of voting instruction card expected to be used are enclosed as attachments to this letter. The Company understands that Broadridge will distribute the form of voter instruction card enclosed as Attachment A to this letter until such time as it receives counter-solicitation materials. After receipt of counter-solicitation materials, Broadridge will distribute the form of voter instruction card enclosed as Attachment B.
What’s the cost of soliciting proxies..., page 6
5.	We note that you and MacKenzie may employ various methods to solicit proxies, including by telephone, by mail, through the Internet or in person. Be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use. Refer to Rule 14a-6(b) and (c). Please confirm your understanding.
Response: On behalf of the Company, we hereby confirm the Company’s understanding that under Rule 14a-6(b) and (c), all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.
6.	Please tell us whether the solicitation of proxies via the Internet will include solicitations via internet chat rooms and tell us which websites you plan to utilize. Also, we note that you may solicit proxies through your website. Note that the website materials and any other written communications should be filed verbatim immediately in accordance with Rule 14a-12(b) as definitive additional materials. Any website you maintain should contain legends identifying the participants and encouraging security holders to read your proxy or consent statement.
Response: The Company intends to solicit proxies via the Internet through its investor relations website at www.yahoo.com/info/investor and through its internal intranet site for Yahoo! employees. The Company may also post materials that may be deemed to be proxy solicitation materials on the Company’s corporate blog site at www.ycorpblog.com. The Company does not intend to solicit proxies via Internet chat rooms. The Company understands its obligation to file with the Commission any website materials and any other written communications constituting soliciting material in accordance with Rule 14a-12(b) as definitive additional materials. The Company also understands that the foregoing websites maintained by the Company should contain legends identifying the participants and encouraging security holders to read the Company’s proxy statement.

O’Melveny & Myers llp
David F. Duchovny, June 3, 2008 — Page 4
Proposal No. 1, page 9
7.	Please disclose whether your nominees have consented to be named in your proxy statement. See Rule 14a-4(d).
Response: The amendment to the Company’s Preliminary Proxy Statement filed concurrently with this letter includes at page 9 a statement that all of the Board’s nominees have consented to be named in the Company’s proxy statement and to serve if elected.
Potential Payments Upon Termination or Change in Control, page 47
8.	Clarify whether the election of the Icahn Entities’ nominees will result in a change of control under the severance plans and, if so, discuss the benefits that may be due to your named executive officers under the plans and quantify the total benefits that your officers may receive.
Response: The amendment to the Company’s Preliminary Proxy Statement filed concurrently with this letter includes additional disclosure clarifying the circumstances under which the election of the Icahn Entities’ nominees will result in a change in control under the Company’s change in control severance plans, and discussing and quantifying the benefits that could be received under such plans by the Company’s named executive officers. (See “New 2008 Change in Control Severance Plans” at page 49, and “Information Regarding New 2008 Change in Control Severance Plans” in Appendix A to the Preliminary Proxy Statement.)
Appendix A
9.	With respect to your disclosure in this section under the heading “Miscellaneous Information Concerning Participants,” please tell us why you need to qualify your disclosure by reference “to [your] knowledge.” What prevents you from knowing and disclosing this information? Please explain or delete the qualifiers.
Response: The amendment to the Company’s Preliminary Proxy Statement filed concurrently with this letter deletes the knowledge qualifiers, as requested by the Staff.
Form of Proxy Card
10.	Please revise to indicate that the proxy card is a “preliminary copy.” Refer to Rule 14a-6(e)(1).
Response: The amendment to the Company’s Preliminary Proxy Statement filed concurrently with this letter includes a proxy card that is marked as a “preliminary copy.”
***********

O’Melveny & Myers llp
David F. Duchovny, June 3, 2008 — Page 5
     For the Staff’s convenience, we will arrange for you to receive separately a copy of the amendment to the Company’s Preliminary Proxy Statement that is marked to show cumulative changes from the version that was originally filed on May 23, 2008.
     We appreciate the Staff’s comments and request that the Staff contact the undersigned at (202) 383-5149 or (202) 383-5414 (facsimile) with any questions or comments regarding this letter.

Very truly yours,
/s/ Robert T. Plesnarski

Robert T. Plesnarski of O’MELVENY & MYERS LLP

Enclosures: Attachment A and Attachment B (Forms of Voter Instruction Card)

cc:	Matthew Crispino
Securities and Exchange Commission

Michael J. Callahan, Executive Vice President, General Counsel and Secretary
Yahoo! Inc.

Marc R. Packer
Skadden, Arps, Slate, Meagher & Flom LLP

ATTACHMENT A
Preliminary Copy

YAHOO! INC. ANNUAL MEETING TO BE HELD ON 08/01/08
FOR HOLDERS AS OF 06/03/08 * ISSUER CONFIRMATION COPY - INFO ONLY *
2 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

984332106

DIRECTORS
DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 0010100
1 - 01-ROY J. BOSTOCK, 02-RONALD W. BURKLE, 03-ERIC HIPPEAU, 04-VYOMESH JOSHI, 05-ARTHUR H. KERN, 06-ROBERT A. KOTICK, 07-MARY AGNES WILDEROTTER, 08-GARY L. WILSON, 09-JERRY YANG

PROPOSAL(S)	DIRECTORS RECOMMEND
2 - RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM. ------------->>>	FOR --->>> 2 0010200
3 *- STOCKHOLDER PROPOSAL REGARDING PAY-FOR SUPERIOR-PERFORMANCE. ------>>>	AGAINST --->>> 3 0068001
4 *- STOCKHOLDER PROPOSAL REGARDING INTERNET CENSORSHIP. --------------->>>	AGAINST --->>> 4 0069900
5 *- STOCKHOLDER PROPOSAL REGARDING BOARD COMMITTEE ON HUMAN RIGHTS.. --->>>	AGAINST --->>> 5 0061200

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF

*** WHITE PROXY ***

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. --->>>

VIF11H

FOLD AND DETACH HERE

YAHOO! INC.
08/01/08
2 -I -S

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

1 X **FOR ALL NOMINEES**
X **WITHHOLD ALL NOMINEES**
X **WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.**

USE NUMBER ONLY ______________________

	FOR	AGAINST	ABSTAIN
2	X	X	X
	DO NOT USE		
3	X	X	X
	FOR	AGAINST	ABSTAIN
	DO NOT USE		
4	X	X	X
	DO NOT USE		
	FOR	AGAINST	ABSTAIN
5	X	X	X
	DO NOT USE		
	DO NOT USE		
	FOR	AGAINST	ABSTAIN
	DO NOT USE		
	DO NOT USE		
	DO NOT USE		
	FOR	AGAINST	ABSTAIN
	DO NOT USE		
	DO NOT USE		
	X	■	■

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK X

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

A/C:

984332106

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING X

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

YAHOO! INC.
ATTN: CORPORATE SECRETARY
701 1ST AVENUE
SUNNYVALE, CA 94089

P65536

2

2

FOLD AND DETACH HERE

SIGNATURE(S) ____________ DATE __/__/__

ATTACHMENT B
Preliminary Copy

Proxy card must be signed and dated below.

WHITE PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF YAHOO! INC. FOR THE ANNUAL MEETING OF STOCKHOLDERS To Be Held On August 1, 2008

The undersigned stockholder of Yahoo! Inc., a Delaware corporation (the "Company"), hereby acknowledges receipt of the Notice of Annual Meeting of Stockholders and Proxy Statement, each dated [•], 2008, and hereby appoints Jerry Yang and Michael J. Callahan, and each or either of them, as proxies, with full power of substitution, on behalf and in the name of the undersigned to represent the undersigned at the 2008 Annual Meeting of Stockholders of the Company to be held on August 1, 2008, at 10:00 a.m., local time, at The Fairmont San Jose, located at 170 South Market Street, San Jose, California, and at any postponement or adjournment thereof, and to vote all shares of common stock of the Company which the undersigned would be entitled to vote if personally present, as indicated on the reverse side.

ANY STOCKHOLDER COMPLETING THIS PROXY THAT FAILS TO MARK ONE OF THE BOXES FOR ANY PROPOSAL WILL BE DEEMED TO HAVE GIVEN THE PROXY HOLDERS COMPLETE DISCRETION IN VOTING HIS, HER, OR ITS SHARES "FOR" OR "AGAINST" SUCH PROPOSAL AT THE MEETING. IN THAT CASE, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED, AS APPLICABLE, "FOR ALL" ON PROPOSAL 1, "FOR" ON PROPOSAL 2 AND "AGAINST" ON PROPOSALS 3, 4 AND 5. IF A BOX IS CHECKED, YOUR SHARES WILL BE VOTED IN ACCORDANCE WITH YOUR INSTRUCTIONS.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR ALL" ON PROPOSAL 1, "FOR" ON PROPOSAL 2 AND "AGAINST" ON PROPOSALS 3, 4 AND 5.

1. **Election of Directors** ---->>> 1.

Nominees

01 - Roy J. Bostock	06 - Robert A. Kotick
02 - Ronald W. Burkle	07 - Mary Agnes Wilderotter
03 - Eric Hippeau	08 - Gary L. Wilson
04 - Vyomesh Joshi	09 - Jerry Yang
05 - Arthur H. Kern	

2. Ratification of appointment of Independent Registered Public Accounting Firm. ---->>> 2.

3. Stockholder proposal regarding pay-for superior-performance. ---->>> 3.

4. Stockholder proposal regarding Internet censorship. ---->>> 4.

5. Stockholder proposal regarding board committee on human rights. ---->>> 5.

In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting and any adjournment or postponement thereof.

Authorized Signatures-Sign Here-This section must be completed for your instructions to be executed. Please sign exactly as your name(s) appear(s) hereon. All holders must sign. When signing in a fiduciary capacity, please indicate full title as such. If a corporation or partnership, please sign in full corporate or partnership name by authorized person.

ENTER YOUR VOTING INSTRUCTIONS AT 1-800-454-8683 OR WWW.PROXYVOTE.COM UP UNTIL 11:59 PM EASTERN TIME THE DAY BEFORE THE CUT-OFF OR MEETING DATE.

WHITE PROXY

PLEASE MARK YOUR VOTES AS INDICATED IN THIS EXAMPLE: ☒

MGTYAH

YAHOO! INC.

☐ **FOR ALL NOMINEES**

☐ **WITHHOLD ALL NOMINEES**

☐ **WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.**

FOR	AGAINST	ABSTAIN
DO	NOT	USE
DO	NOT	USE
DO	NOT	USE
DO	NOT	USE
☐	☐	☐
☐	☐	☐
☐	☐	☐
☐	☐	☐
DO	NOT	USE
DO	NOT	USE

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK ONLY

SEE VOTING INSTRUCTIONS NO. 3 ON REVERSE

WHITE PROXY

ACCOUNT NO:

CUSIP:

CONTROL NO:

CLIENT NO:

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING ---->>> ☐

SIGNATURE(S) ____________ DATE ____________

VOTING INSTRUCTIONS
TO OUR CLIENTS:
WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.
FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.
INSTRUCTION 1
IF YOUR SECURITIES ARE HELD BY A BROKER, THE RULES OF THE NEW YORK STOCK EXCHANGE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION BY THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, ON THE FIFTEENTH DAY IF PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR THE BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO BE MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE PROPOSAL BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING WITH THE NEW YORK STOCK EXCHANGE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE WILL VOTE YOUR SECURITIES CONSISTENT WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON THESE PROPOSALS. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.
IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SHARES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.
INSTRUCTION 2

IF YOUR SECURITIES ARE HELD BY A BROKER, THE RULES OF THE NEW YORK STOCK EXCHANGE WILL GUIDE THE VOTING PROCEDURES. WE WISH TO CALL YOUR ATTENTION TO THE FACT THAT FOR THIS MEETING UNDER THE RULES OF THE NEW YORK STOCK EXCHANGE, WE CANNOT VOTE YOUR SECURITIES ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING WITHOUT YOUR SPECIFIC INSTRUCTIONS. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY FOR ONE OR MORE OF THE MATTERS MAY BE GIVEN AT THE DISCRETION OF THE HOLDER OF RECORD OF THE SECURITIES (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING; ON THE FIFTEENTH DAY IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR THE BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY FOR ONE OR MORE OF THE MATTERS, PROXY MATERIAL WOULD NEED TO BE MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE, AND THE PROPOSAL BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO THE NEW YORK STOCK EXCHANGE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET, AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE WILL VOTE YOUR SECURITIES CONSISTENT WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS ON ONE OR MORE OF THE MATTERS TO BE ACTED UPON AT THE MEETING. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN ON THOSE MATTERS, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

IF YOUR SECURITIES ARE HELD IN THE NAME OF A BANK, WE REQUIRE YOUR INSTRUCTIONS ON ALL MATTERS TO BE VOTED ON AT THE MEETING.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS. PLEASE DATE, SIGN AND RETURN YOUR VOTING INSTRUCTIONS TO US PROMPTLY IN THE RETURN ENVELOPE PROVIDED.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED.

ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.